Exhibit 12

QWEST CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Successor			Predecessor
	Three Months Ended March 31,	Year Ended December 31,	Nine Months Ended December 31,	Three Months Ended March 31,	Years Ended December 31,
	2013	2012	2011	2011	2010	2009
Income before income tax expense	$430	1,392	892	490	1,873	1,921
Add: estimated fixed charges	134	513	342	171	689	705
Add: estimated amortization of capitalized interest	2	9	7	2	10	11
Less: interest capitalized	(4)	(18)	(5)	(3)	(12)	(10)

Total earnings available for fixed charges	$562	1,896	1,236	660	2,560	2,627

Estimate of interest factor on rentals	6	28	38	18	62	63
Interest expense, including amortization of premiums, discounts and debt issuance costs	124	467	299	150	615	632
Interest capitalized	4	18	5	3	12	10

Total fixed charges	$134	513	342	171	689	705

Ratio of earnings to fixed charges	4.2	3.7	3.6	3.9	3.7	3.7